December 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intensity Therapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-260565)

Ladies and Gentlemen:

Reference is made to our letter, filed as corrvespondence via EDGAR on December 7, 2021, in which we, as representative of the underwriters of the offering, joined Intensity Therapeutics, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for December 9, 2021, at 5:00 p.m. EST. Intensity Therapeutics, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name: Thomas J. Higgins Title: Managing Director